July 8, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:       Pamela Long

Division of Corporation Finance

Re:          Exterran Corporation

Amendment No. 2 to Form 10-12B

Filed June 19, 2015

File No. 001-36875

Ladies and Gentlemen:

This letter sets forth the responses of Exterran Corporation (the “Company,” “we,” “our” and “us”), to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 30, 2015 (the “Comment Letter”) with respect to the above-referenced registration statement on Form 10 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed through EDGAR Amendment No. 3 to the Registration Statement with the Commission, including a revised Information Statement filed as Exhibit 99.1 thereto (the “Information Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Management’s Discussion and Analysis of Financial Condition … page 68

Costs and Expenses, page 75

1.                                      You disclose on page 75 that you evaluated various long-lived assets for impairment and as a result, recognized impairments of $4.6 million during the quarter ended March 31, 2015. Please revise to describe specifically which assets were evaluated for possible impairment and the triggering events which caused to you evaluate those assets for impairment. To the extent that you have significant idled assets as of March 31, 2015, please refer to ASC 360-10-35-21 and revise your critical accounting policies for long-lived assets on page 93 to address the following as of the most recent period presented:

•                                          Disclose the carrying values of idled assets;

•                                          Disclose your depreciation policy for idled assets. To the extent that depreciation has been halted, quantify the amount of depreciation that was not recorded during each period presented; and

•                                          Explain how you evaluated idled assets for impairment. Your discussion should describe the most significant assumptions used in your impairment analysis and include a sensitivity assessment addressing how changes in those assumptions could impact your financial statements in future periods.

Response:  The Company acknowledges the Staff’s comment and has revised pages 77, 95 and F-48 of the Information Statement to address the Staff’s comment.

Condensed Consolidated Financial Statements, page F-38

Notes to Condensed Combined Financial Statements, page F-43

General

2.                                      Please revise to disclose the change to Exterran SpinCo. Inc.’s name as well as the date through which subsequent events have been evaluated. Please refer to ASC Topic 855-10-50.

Response:  The Company acknowledges the Staff’s comment and has revised pages F-43 and F-56 of the Information Statement to address the Staff’s comment.

Stock-Based Compensation, page F-49

3.                                      You disclose on pages F-50 and F-51 that you expect an aggregate of approximately $12 million of unrecognized compensation cost related to stock-based options and awards issued to employees directly involved in your operations to be recognized over the next 2.4 years. We note your disclosure on page 48 regarding the treatment of Exterran Holdings stock based awards following the spin-off. Please tell us if your financial statement disclosure includes the effect of any modifications for awards that are expected to be outstanding following the spin-off or if you intend to disclose the effect of those modifications in a future amendment.

Response:  The Company acknowledges the Staff’s comment.  As noted by the Staff, on page 48 we disclose the manner in which each type of award will be adjusted based on the date awards were granted and whether the employee will be employed or engaged by Exterran Holdings (to be renamed Archrock, Inc.) or Exterran Corporation at the completion of the distribution.  The adjustments to the awards are being made specifically to ensure, to the extent possible, that the fair value of each award immediately prior to the spin-off equals the fair value of each such award immediately following the spin-off, in accordance with the non-discretionary anti-dilution provisions set forth in the individual award agreements. Given that these non-discretionary anti-dilution provisions were in effect prior to our contemplation of the spin-off, the Financial Accounting Standards Board indicates in Accounting Standards Codification 718-20-35-6 that no incremental fair value adjustment would be required as a result of the adjustments described.  On the basis of this guidance, we believe there will be no effect as a result of the modifications, and the amount disclosed in the Registration Statement does not reflect any such modifications.  The final determination of the adjustments to the awards will not be made until the distribution occurs, at which time we will assess whether the fair values of the awards immediately prior to and following the spin-off were properly equalized. Should any material incremental fair value result, we expect to disclose such impact.

*     *     *     *

In connection with the above response to the Staff’s comments, we acknowledge that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7460.

Very truly yours,

Exterran Corporation

By:	/s/ Jon C. Biro
Jon C. Biro
Senior Vice President and Chief Financial Officer

Cc:	Donald Wayne
Exterran Holdings, Inc.

Ryan J. Maierson
Latham & Watkins LLP